

Monarch Village GH, Inc.
(the "Company")
a New York Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

As of inception - March 31, 2024

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Monarch Village GH, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of inception date through March 31, 2024. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
April 1, 2024

MONARCH VILLAGE GH, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of Inception through March 31, 2024
ASSETS	
Current Assets:	
Cash & Cash Equivalents	-
Other Current Assets	-
Total Current Assets	-
Non-Current Assets:	
	-
Total Non-Current Assets	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Current Liabilities:	
	-
Total Current Liabilities	-
Non-Current Liabilities:	
	-
Total Non-Current Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
Shareholder's Equity	-
Accumulated Deficit	-
TOTAL EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Monarch Village GH, Inc. ("the Company") was formed in New York on January 22, 2024. The Company plans to earn revenue by building rental units specifically designed for retired American expatriates residing in Ghana and other African countries. The Company is organized primarily to raise money through an equity crowdfunding offering under the Securities Act and Regulation CF and plans to pool such funds and use them as operating capital. The Company's headquarters is in New York, New York. The Company's customers will be located in Ghana and other countries across Africa.

The Company has no transactions as of March 31, 2024.

The Company will undergo a Regulation Crowdfunding Campaign in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of the inception date.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 in cash as of inception date.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

The Company estimates that there is a 1-5% likelihood that it could face a lawsuit related to a resident accident. The estimated payout would be $10K-$25K.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long-term obligations as of inception date.

NOTE 6 – EQUITY

The Corporation is authorized to issue, without nominal or par value, 200 common shares. As of May 31, 2024, no shares were issued.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to the date of inception to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 1 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.